

02003576

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UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52715

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KESCO SECURITIES, CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6238 PRESIDENTIAL COURT, SUITE #7
(No. and Street)

FORT MYERS	FL	33919
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT FINE (941) 481-5568
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHULTZ, CHAIPEL & CO., LLP
(Name – *if individual, state last, first, middle name*)

12660 WORLD PLAZA LANE	FORT MYERS	FL	33907
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

MAR

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

P

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

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OATH OR AFFIRMATION

I, SCOTT FINE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KESCO SECURITIES, CORP., as of DECEMBER 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT/TREASURER

Title

Notary Public

JANE M. RINEHOLD
My Comm Exp. 9/21/2002
No. CC 771670
[✓] Personally Known [ ] Other I.D.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SCHULTZ
CHAIPEL
&CO. L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Kesco Securities, Corp.

We have audited the accompanying statement of financial condition of Kesco Securities, Corp. (the Company) as of December 31, 2001, and the related statements of income, changes in stockholders' equity (deficit), changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kesco Securities, Corp. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and the net capital reconciliation, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schultz, Chaipel & Co., L.L.P.
Fort Myers, Florida
February 21, 2002

12660 World Plaza Lane
Fort Myers, Florida 33907
(941) 939-5333
Fax: (941) 939-4682
E-Mail: scc@swflcpa.com
Website: www.swflcpa.com



KESCO SECURITIES, CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS		
Commission receivable	$	24,580
Clearing deposit		50,000
Property and equipment		
Furniture and fixtures		6,131
Computer equipment		2,440
Accumulated depreciation		(2,585)
Other assets		838
Total assets	$	81,404
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
LIABILITIES		
Accounts payable	$	20,439
Accrued expenses - retirement plan contribution		25,491
Subordinated debt		50,000
Total liabilities		95,930
COMMITMENTS AND CONTINGENCIES (Note 6)		-
STOCKHOLDERS' EQUITY (DEFICIT)		
Common stock, $1 par value, 500 shares authorized, issued and outstanding		500
Additional paid in capital		49,150
Retained earnings (accumulated deficit)		(64,176)
Total stockholders' equity (deficit)		(14,526)
Total liabilities and stockholders' equity (deficit)	$	81,404

The accompanying notes are an integral part of these financial statements.

KESCO SECURITIES, CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES		
Commissions	$	865,626
Interest income		4,436
Other income		709
		870,771
EXPENSES		
Employee compensation and benefits		470,937
Clearance fees		248,713
Management and consulting fees		30,742
Administrative expenses		30,997
Professional fees		10,040
Computer and technology expenses		4,200
Interest expense		4,240
		799,869
Net income	$	70,902

The accompanying notes are an integral part of these financial statements.

KESCO SECURITIES, CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity (Deficit)
BALANCES, December 31, 2000	$ 500	$ 15,631	$ (16,226)	$ (95)
Capital contribution	-	33,519		33,519
Net income	-	-	70,902	70,902
Stockholder distributions	-	-	(118,852)	(118,852)
BALANCES, December 31, 2001	$ 500	$ 49,150	$ (64,176)	$ (14,526)

The accompanying notes are an integral part of these financial statements.

KESCO SECURITIES, CORP.
CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2001

Subordinated borrowing at January 1, 2001	$ 50,000
Increases:	-
Decreases:	-
Subordinated borrowing at December 31, 2001	$ 50,000

The accompanying notes are an integral part of these financial statements.

KESCO SECURITIES, CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from commissions	$ 846,191
Cash paid to employees, vendors and for transaction clearance	(747,931)
Interest paid	(5,907)
Net cash provided by operating activities	92,353
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(2,440)
CASH FLOWS FROM FINANCING ACTIVITIES	
Principal payments for shareholder debt	(4,733)
Capital contribution	33,519
Stockholder distributions	(118,852)
Net cash used in financing activities	(90,066)
Net decrease in cash	(153)
CASH, beginning of year	153
CASH, end of year	$ -
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	
Net income	$ 70,902
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	1,769
Changes in assets and liabilities	
(Increase) decrease in:	
Commissions receivable	(24,580)
Increase (decrease) in:	
Accounts payable	22,105
Accrued expenses	22,157
Total adjustments	21,451
Net cash provided by operating activities	$ 92,353

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is a Florida Corporation and has one office in Fort Myers, Florida. The Company uses a correspondent broker to clear all security transactions. The Company does not hold any securities for its own account or for any customers.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Commissions and costs associated with security transactions are recorded on the settlement date.

Income Taxes

The Company, with the consent of its stockholders, has elected to have its income taxed under Section 1362 of the Internal Revenue Code and a similar section of the Florida Income Tax Law (S Corporation election). These laws provide that, in lieu of corporate income taxes, the Company's taxable income will be passed through to the stockholders of the Company and taxed at the individual level.

Property and Equipment

The Company records its furniture and equipment at cost and depreciates such assets using the straight-line method over the estimated useful lives of the assets.

Upon sale or retirement of property and equipment, the cost and related accumulated depreciation is removed from the accounts and the difference between the carrying value and any proceeds realized on disposition is charged or credited to income.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as deposits subject to immediate withdrawal.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

NOTE 3 - CASH ON DEPOSIT WITH THE CLEARING ORGANIZATION

The Company has a $50,000 deposit with the organization used for clearing transactions. This amount is not available for use in the Company's operations.

NOTE 4 - SUBORDINATED BORROWING

The Company has one borrowing under a subordination agreement with one of the Company's shareholders at December 31, 2001. The note is for $50,000, interest at 8% payable monthly, and is due April 3, 2004.

NOTE 5 - EMPLOYEE PENSION PLAN

The Company has a qualified, noncontributory defined benefit pension plan for the benefit of its employees. Employees are eligible to be participants in the plan at the age of 21 and having been employed for at least 1,000 hours. The plan's defined benefit is calculated as a monthly payment equal to 6.67% of the employee's monthly compensation multiplied by the years of credited service. Benefits vest at the rate of 20% per year after the first year of service.

The actuarially determined contribution recognized for 2001 was $100,391. As the Company and the plan have both just begun operations, there is no past service cost.

NOTE 6 - COMMITMENTS

The Company has entered into a management contract with an entity owned by two of the Company's shareholders. This related entity provides all administrative and occupancy functions for a monthly fee. The amount paid under this agreement for the year was $15,845.

NOTE 6 - COMMITMENTS (Continued)

The Company has entered into an agreement with its shareholders that provides the Company the first right of refusal if any shareholder wants to sell their shares. The agreement calls for a value to be placed on the Company shares by agreement of all shareholders. The value agreed to by the shareholders in 2001 is $1,500 per share. Based on this value, the total commitment to the Company is $750,000.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-(a)(2)(vi)) which requires a minimum net capital amount of $5,000.

SUPPLEMENTARY INFORMATION

SCHEDULE 1

KESCO SECURITIES, CORP.
AS OF DECEMBER 31, 2001
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission

Net Capital		
Total stockholders' equity (deficit)	$	(14,526)
Add liability subordinated to claims of general creditors allowable in computation of net capital		50,000
Total capital and subordinated liabilities		35,474
Nonallowable assets		6,824
Net capital before haircuts on securities positions		28,650
All other adjustments		-
Net Capital	$	28,650
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	3,062
Minimum dollar net capital reporting broker or dealer per Rule 15c3-1(a)(2)(vi)	$	5,000
Net capital requirement	$	5,000
Excess of net capital	$	23,650
Excess of net capital at 1000% (Net capital less 10% of aggregate indebtedness)	$	24,057

SCHEDULE 1

KESCO SECURITIES, CORP.
AS OF DECEMBER 31, 2001
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission (Continued)

Computation of aggregate indebtedness

Total liabilities from the Statement of Condition (net of subordinated liability)	$	45,930
Add any adjustments		-
Total aggregate indebtedness	$	45,930
Percentage of aggregate indebtedness to net capital		160%

SCHEDULE 1

KESCO SECURITIES, CORP.
AS OF DECEMBER 31, 2001
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission (Continued)

Reconciliation Between the Audited Net Capital Amount
And the Previously Submitted Unaudited
Net Capital Amount

Equity amount per FOCUS report filed for the period 10/01/01 to 12/31/01	$ 13,551
Adjustments to properly record liabilities	(25,593)
Adjustment to properly classify 2000 expenses recorded in 2001	(2,484)
Equity amount per audited financial statements	$ (14,526)


SCHULTZ
CHAIPEL
&CO L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Kesco Securities, Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Kesco Securities, Corp. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

12660 World Plaza Lane
Fort Myers, Florida 33907
(941) 939-5333
Fax: (941) 939-4682
E-Mail: scc@swflcpa.com
Website: www.swflcpa.com



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schultz, Chaipel & Co., LLP

Schultz, Chaipel & Co., L.L.P.
Fort Myers, Florida
February 21, 2002

KESCO SECURITIES, CORP.

FINANCIAL REPORT

DECEMBER 31, 2001

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